Exhibit 99.1
MediWound Enhances Its Board and Executive Leadership Team

Mr. Nachum Shamir appointed as Chairman of the Board
Dr. Robert Snyder appointed as Chief Medical Officer

Yavne, Israel, August 8, 2022 -- MediWound Ltd. (Nasdaq: MDWD) (the “Company”), a fully-integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced the appointments of Mr. Nachum (Homi) Shamir as the Chairman of the Company’s Board of Directors and Dr. Robert Snyder as the Company’s Chief Medical Officer.

Mr. Shamir assumes the role of Chairman from Mr. Stephen T. Wills, who will remain on the Board as a Director. Dr. Snyder will assume his role as Chief Medical Officer on January 1, 2023. Professor Lior Rosenberg, founder and current Chief Medical Technology Officer, will continue to support the Company as a Medical Director focusing on the burn space and product life cycle management.

“We are excited to welcome our new Chairman of the board, Mr. Nachum Shamir and Dr. Rob Snyder as Chief Medical Officer. Both are significant appointments as we position ourselves for the next stage of growth at MediWound,” stated Ofer Gonen, Chief Executive Officer of MediWound. “Mr. Nachum Shamir has unique capabilities in bringing innovative medical technologies into global markets and building multi-billion-dollar companies.” Mr. Gonen added, “Dr. Rob Snyder’s role as Chief Medical Officer, will help us focus on advancing our EscharEx clinical development program. He has invaluable expertise, and a strong medical and scientific background. We look forward to benefitting from his leadership as we approach multiple upcoming clinical and regulatory milestones.”

Mr. Nachum Shamir said, "I am honored to chair the Board of Directors of MediWound as the Company leverages its innovative biotherapeutic solutions for tissue repair and regeneration. I believe the Company's novel technology holds tremendous potential, given the strong clinical data. I look forward to working with this astute team and supporting MediWound as it continues to advance its growing pipeline and I am committed to bringing value to our shareholders.”

Dr. Rob Snyder said, “It is a privilege to take on this role during such an exciting and transformative time for MediWound. I look forward to working with this outstanding management team as we focus our efforts on advancing our clinical pipeline. I am excited to be part of a company that will meaningfully improve the lives of millions of patients worldwide.”

Mr. Nachum Shamir joins as Chairman of the MediWound Board with a proven track record of bringing game-changing technologies to the market. He most recently served as Chairman, President, CEO of Luminex Corporation (LMNX) prior to its acquisition in 2021 by DiaSorin for $1.8 billion. Mr. Shamir was President and CEO at Given Imaging (GIVN) from 2006 until its acquisition in 2014 by Covidien PLC (now Medtronic) for $1 billion. Prior to that, he was Corporate Vice President of Eastman Kodak and President of Eastman Kodak Transaction and Industrial Solutions Group. Mr. Shamir joined Eastman Kodak from Scitex Corporation where he held various executive positions, including President and CEO, prior to its acquisition in 2004 by Eastman Kodak for $262 million. Mr. Shamir has held senior management positions at various international companies, mainly in the Asia Pacific regions. He currently is a Board Member at Strata Skin Sciences (SSKN) and Chairman at Cactus Acquisition Corp. (CCTS). His previous Board appointments include Cogentix Medical (CGNT), which was acquired in 2018 by Laborie Medical Technologies for $214 million, and Invendo Medical GmbH, which was acquired in 2017 by Ambu for €225 million. Mr. Shamir holds a Bachelor of Science from the Hebrew University of Jerusalem and a Masters of Public Administration from Harvard University.

Dr. Robert J. Snyder (DPM, MSc, MBA, CWSP, FFPM RCPS) is Dean, Professor, Director of Clinical Research and Fellowship Director in Wound Care and Research at Barry University School of Podiatric Medicine.  He is certified in foot and ankle surgery by the American Board of Podiatric Surgery and is also a board-certified wound specialist. Dr. Snyder is past-president of the Association for the Advancement of Wound Care and past-president of the American Board of Wound Management. Dr. Snyder has completed an MBA in Health Management from The George Washington University and the Global Clinical Scholars Research Training Program at Harvard Medical School. Dr. Snyder is a key opinion leader and sought-after speaker, lecturing extensively throughout the United States and abroad.  He has published several book chapters and over 165 papers in peer reviewed and trade journals on wound care, and was the recipient of the Dr. Robert Warriner Memorial Award for excellence in wound management. Dr. Snyder serves as the Associate Editor for JAPMA and on the editorial advisory boards of Ostomy Wound Management, Wounds and as a periodic reviewer for the Lancet and NEJM. He has been a Principal Investigator on more than 65 randomized controlled trials for innovative wound healing modalities and products.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy leverages our enzymatic technology platform, focused on next-generation bioactive therapies for burn care, wound care and tissue repair.

NexoBrid, our commercial orphan biological product for non-surgical eschar removal of deep-partial and full-thickness thermal burns, is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union and other international markets and is at registration-stage with the Food and Drug Administration (FDA). NexoBrid is supported by the U.S. Biomedical Advanced Research and Development Authority (BARDA).

EscharEx, our next-generation bioactive topical therapeutic, is under development in the U.S. for debridement of chronic and hard to heal wounds. EscharEx was well-tolerated and has demonstrated safety and efficacy in the debridement of various chronic and other hard-to-heal wounds, within a few daily applications in several Phase 2 trials. A meeting with the FDA to discuss the pivotal study design is targeted for the second half of 2022.

MW005, our topical biological drug for the treatment of non-melanoma skin cancers, is a clinical-stage product candidate under development. The initial data from a Phase I/II study showed MW005 to be safe and well-tolerated, with a majority of the patients who completed the study with MW005 achieving complete histological clearance of their target lesions. The Company anticipates announcing the final data in the second half of 2022.

Committed to innovation, we are dedicated to improving quality of care and patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control.  Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release.  These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated progress, development, study design, expected data timing, objectives anticipated timelines, expectations and commercial potential of our products and product candidates. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the European Medicines Agency, FDA or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets. For Example, we cannot predict whether current geopolitical tensions between the U.S. and China will affect or delay the FDA’s ability to conduct inspection of the NexoBrid manufacturing facility located in Taiwan; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; market acceptance of our products and product candidates; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the COVID-19 pandemic.  For example, we are unable to predict how the pandemic will affect the overall healthcare infrastructure, including the ability to recruit patients, the ability to conduct the studies in medical sites and the pace with which governmental agencies, such as the FDA, will review and approve regulatory submissions. Additional government-imposed quarantines and requirements to “shelter at home” or other incremental mitigation efforts also may impact our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, Quarterly Reports on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Monique Kosse
Boaz Gur-Lavie	Managing Director
Chief Financial Officer	LifeSci Advisors
MediWound Ltd.	212-915-3820
ir@mediwound.com	monique@lifesciadvisors.com